UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 4)*

Life Quotes, Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

    749117206

(CUSIP Number)

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84111

Telephone Number: (801) 524-4787

Attn: Thomas Laursen

With a copy to:

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 749117206	13D	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON Zions Bancorporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,363,636
	8.	SHARED VOTING POWER 2,647,799[1]
	9.	SOLE DISPOSITIVE POWER 2,363,636
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,636
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% [2]
14.	TYPE OF REPORTING PERSON HC, CO

[1]	See Items 4, 5, and 6.
[2]	Based on 6,767,691 shares outstanding as of April 30, 2010, as disclosed in the Form 10-Q filed by Life Quotes, Inc. (“Life Quotes”) on May 7, 2010.

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2004, as amended on May 12, 2004, August 18, 2004 and June 28, 2010. Information about the Bland Parties (as defined herein) is based solely on the Schedule 13D filed on behalf of the Bland Parties on March 18, 2004, as amended and supplemented through Amendment No. 3, filed June 23, 2010, thereto (the “Bland 13D”). Information about the Thoms Parties (as defined herein) is based solely on the Schedule 13D filed on behalf of the Thoms Parties on March 18, 2004, as amended and supplemented through Amendment No. 3, filed June 23, 2010, thereto (the “Thoms 13D”). Except as expressly amended and supplemented by this Amendment and the amendments to the Original 13D dated May 12, 2004, August 18, 2004 and June 28, 2010, the Original 13D is not amended or supplemented in any respect. Terms used but not defined in this Amendment have the meaning ascribed to such terms in the Original 13D, as amended.

Item 4.	Purpose of Transaction.

The third paragraph of Item 4 is hereby amended and restated as follows:

The following disclosure is based exclusively on information contained in the third party Offer to Purchase and related Letter of Transmittal (each as defined below and amended and supplemented from time to time). On June 20, 2010, LQ Acuisition, Inc. (“LQA”), an Illinois corporation wholly-owned by Bland that owns 2,131,378 shares of Common Stock assigned to it by Bland, Mrs. Bland and Southcote, made a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Common Stock of Life Quotes not owned by LQA at a price of $4.00 per share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The Tender Offer is conditioned upon, among other things, (i) the non-waivable condition that there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute a majority of the outstanding shares of Common Stock not owned by the Bland Parties, the Thoms Parties and Zions immediately prior to the expiration of the Tender Offer, (ii) the waivable condition that together with the shares held by the Bland Parties there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute at least 90% of the outstanding shares, and (iii) execution of a promissory note in the approximate amount of $19 million from Life Quotes to LQA (the “Promissory Note”). On July 12, 2010, LQA extended the Expiration Date of the Tender Offer from July 15, 2010 until August 12, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

A new second paragraph is hereby added under the heading “Share Tender Agreement” as follows:

On July 14, 2010, LQA and Zions amended the Share Tender Agreement to extend the date on which Zions is required to tender its shares until July 30, 2010. Amendment No. 1 to the Share Tender Agreement is attached hereto as Exhibit 1.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Amendment No. 1 to Share Tender Agreement between Zions and LQA, dated July 14, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Dated: July 14, 2010

Zions Bancorporation

By:	/s/ W. David Hemingway
Name:	W. David Hemingway
Title:	Executive Vice President

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